U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                            SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934



                                BOSS MEDIA, INC.
                 (Name of Small Business Issuer in its charter)



                    NEVADA                                   88-0442808
    ---------------------------------------            -----------------------
       (STATE OR OTHER JURISDICTION OF                    (I.R.S. EMPLOYER
        INCORPORATION OR ORGANIZATION)                    IDENTIFICATION NO.)


      1426 LAURIER AVE., VANCOUVER, BC                        V6H 1Z1
    ---------------------------------------            -----------------------
   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                  (ZIP CODE)





                    ISSUER'S TELEPHONE NUMBER, INCLUDING AREA CODE

                                 (604) 737-7524

             SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:

       TITLE OF EACH CLASS                       NAME OF EACH EXCHANGE ON WHICH
       TO BE SO REGISTERED                       EACH CLASS IS TO BE REGISTERED
   ---------------------------------------       ------------------------------
              None                                            N/A

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                          Common Stock, $.001 par value
-------------------------------------------------------------------------------
                                (TITLE OF CLASS)

PART 1

ITEM 1.  DESCRIPTION OF BUSINESS

         Boss Media, Inc., a Nevada corporation ("Boss Media" or the "Company"), was incorporated June 7, 1994. The Company is a "blank check" or "shell" company whose primary purpose is to engage in a merger with, or acquisition of one or a small number of private firms. Such firms are expected to be private corporations, partnerships or sole proprietorships. Since inception, the primary activity of the Company has been directed towards organizational efforts. The Company has not engaged in preliminary efforts to identify possible merger or acquisition candidates and has no market studies available to it. The Company has no business opportunities under contemplation for acquisitions.

GENERAL

       The Company plans to seek one or more potential businesses that Management believes warrant the Company's involvement. As a result of its Limited resources, the number of potential businesses available will be Extremely limited. The Company plans to seek one or more potential businesses that Management believes warrant the Company's involvement. As a result of its Limited resources, the number of potential businesses available will be extremely limited.

         In selecting a suitable business opportunity, management of the Company intends to focus on the potential for future profits and strength of current operating management of the business opportunity. Management believes that the greatest potential lies in technology and goods or products-related industries, rather than principally service industries. Nevertheless, this shall not preclude any other category of business or industry to be investigated and evaluated by the Company as opportunities arise.

         The Company will conduct its own investigation to identify a business it can acquire. After selecting a potential acquisition candidate, management may prepare a business plan using its general experience and business acumen, or hire consultants to prepare analysis of the business' capital, production, marketing, labor and other related requirements. To date, management has conducted no investigations of any business or company nor has it met with representatives of any company or business. There can be no assurance that management of the Company will ever be able to locate a suitable business opportunity interested in reorganizing with the Company or that management has the requisite experience to recognize and understand a business operation that would benefit the Company. In the event that management is able to locate what it considers to be a suitable business opportunity, there can be no assurance that such business will be successful.

         Management believes that the reorganization of the Company with a suitable operating business will be in the form of a stock-for-stock exchange conducted pursuant to a written stock purchase agreement. Management intends to pursue a structure that will provide for a tax free reorganization under Sections 355 and 368 of the Internal Revenue Code of 1986, as amended. Management expects that the terms of the stock purchase agreement will require the owners of the operating business to transfer the entire equity ownership of the business opportunity to the Company in exchange for the Company's issuance of a large block of its Common Stock to the owners of the operating business. The Company expects that the owners of the business opportunity will receive a block of stock that equals 90% to 95% of the issued and outstanding shares of the Common Stock of the Company after giving effect to the close of the stock-for stock exchange, depending on the qualities and strengths of the business opportunity. The Company expects that immediately after the close of the stock-for-stock exchange, the existing directors and officers of the Company will resign and that a new slate of officers and directors nominated by the former owners of the operating business will be appointed. In summary, after giving effect to the expected terms of a proposed shell reorganization with a suitable business opportunity, the Company will stand as the publicly-listed holding corporation for the business opportunity, which will be wholly-owned by the Company. The present shareholders of the Company, as a group, will own approximately 5% to 10% of the issued and outstanding shares of Common Stock of the Company (with the other 90% to 95% held by the former owners of the operating business), and the officers and directors of the Company will consist exclusively of those persons nominated by the former owners of the operating business, presumably the same persons that served in similar positions with the pre-reorganization operating business.

INVESTORS IN THE COMPANY ARE CAUTIONED AND SHOULD BE AWARE THAT MANAGEMENT OF THE COMPANY, ACTING IN COMPLIANCE WITH THE BYLAWS OF THE COMPANY AND NEVADA GENERAL CORPORATION LAW, INTENDS TO STRUCTURE ANY REORGANIZATION WITH AN OPERATING BUSINESS IN A MANNER THAT WILL ALLOW THE BOARD OF DIRECTORS OF THE COMPANY TO APPROVE THE SELECTION OF THE OPERATING BUSINESS AND ALL OF THE TERMS OF THE REORGANZIATION, INCLUDING THE APPOINTMENT OF THE SUCCESSOR OFFICERS AND DIRECTORS, WITHOUT THE NEED OR REQUEST FOR SHAREHOLDER APPROVAL. SEE "RISK FACTORS," BELOW.

         As of the date of this Registration Statement, the Company has no agreements, understandings or arrangements concerning its acquisition or potential acquisition of a specific business opportunity. If the Company enters into any agreements, understandings or arrangements prior to the effectiveness of this Registration Statement, it will file an appropriate amendment to this Registration Statement for purposes of disclosing terms of the transaction. Upon the effectiveness of this Registration Statement, the Company will become subject to the periodic reporting requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"). These requirements will oblige the Company to file with the Commission specified information regarding companies with which the Company may merge or reorganize, including audited financial statements for any acquired companies covering one or two years depending on the relative size of the acquisition. The financial statement requirements imposed by the Exchange Act will necessarily limit the Company's pool of candidates with which it may merge or reorganize to those entities with the proper audited financial statements.

         There is no assurance that management can find a suitable prospect, or that it has the requisite experience to recognize and understand a business operation that would benefit the Company.

COMPETITION

         Numerous large, well-financed firms with large cash reserves are engaged in the acquisition of companies and businesses. The Company expects competition to be intense for available target businesses.

EMPLOYEES

         The Company has only one employee at the present time, Gregory Went, the Company's Chief Executive Officer, and does not contemplate hiring anyone until a business is acquired. Mr. Went intends to devote no more than 10% of his time to the Company's affairs.

THE INVESTMENT COMPANY ACT OF 1940

         The Company's business plan may involve changes in its capital structure, management, control and business. These activities may be regulated by the Investment Company Act of 1940 ("Investment Act"). The Company will attempt to avoid this regulatory jurisdiction to preclude costly and restrictive registration and other provisions of the Investment Act.

         The Investment Act excludes from the effects of the Act entities which have not conducted a public offering and which do not have in excess of 99 shareholders. The Company believes that it presently complies with this exclusion and that it will continue to do so until such time as it acquires a business opportunity, at which time the Company should no longer be potentially subject to the Investment Act. The Company intends to operate in a manner which will maintain its exclusion from the "investment company" category.

RISK FACTORS

         AN INVESTMENT IN THE SECURITIES OF THE COMPANY PRESENTS CERTAIN MATERIAL RISKS TO INVESTORS. ANY INVESTOR IN THE COMPANY IS ENCOURAGED TO CAREFULLY CONSIDER THE FOLLOWING RISKS BEFORE PURCHASING THE SECURITIES OF THE COMPANY.

         1. SHELL CORPORATION. This type of company is commonly called a "shell" corporation because the company does not have any assets or operations and has been formed for the specific purpose of acquiring all or substantially all of the ownership of an existing business. These transactions are consummated by issuing or transferring large blocks of the Company's equity shares to the principals of the business that is acquired. Any such issuance will involve significant dilution in the equity interest in the Company held by the pre-reorganization shareholders of the Company with the result that the pre-reorganization shareholders of the Company will have a substantially lower aggregate interest in the outstanding shares of the Company after giving effect to the reorganization. See, "Description of Business."

         Prospective investors should be aware that privately-held companies often times merge or reorganize with a public shell as a means of "going-public" without having to incur the time, expense and disclosure obligations normally associated with the going-public process. In the event the Company merges with a privately-held company subsequent to the close of this offering, investors will not have had the benefit of receiving disclosure of such company's operations and financial condition prior to making their investment. See, "Description of Business."

         Prospective investors should also be aware that management of the Company, acting in compliance with the Bylaws of the Company and Nevada General Corporation Law, intends to structure any reorganization with an operating business in a manner that will allow the Board of Directors of the Company to approve the selection of the operating business and all of the terms of the reorganization, including the appointment of the successor officers and directors, without the need or request for shareholder approval. See, "Description of Business."

         2. RISK OF PROPOSED NEW BUSINESS; LACK OF ASSETS, REVENUES OR OPERATIONS. The Company was only recently formed and has no assets, revenues or operations. The Company was originally capitalized with $100 in April 1997 and since then management of the Company (who also are the controlling shareholders of the Company) have contributed an additional $1,900 to the capital of the Company. Management expects that the Company's working capital requirements will be nominal and will be satisfied through additional capital contributions by management as required. The report of the Company's independent auditors on the Company's 1998 financial statements includes a qualification regarding the Company's ability to continue as a going concern. In its report, the Company's independent auditors state that the Company needs an additional capital infusion in order to fund current expenditures, acquire business opportunities and achieve profitable operations, and that such factors raise substantial doubt about the Company's ability to continue as a going concern.

         3. RELIANCE ON MANAGEMENT; LACK OF EXPERIENCE. The Company is dependent on its officers and directors' personal abilities to evaluate business opportunities that may be presented in the future. No member of management has previously operated a shell corporation, although management has experience in the analysis and acquisition of businesses. Since management has not identified a proposed business or industry in which it will search for an acquisition target, it is unlikely that management will have any prior experience in the technical aspects of the industry or the business within that industry which may be acquired. See, "Description of Business" and "Management."

         4. MINIMAL TIME COMMITMENT OF MANAGEMENT. The current officers and directors engage in other activities and will devote less than 10% of their time to the Company. See, "Management."

         5. PREFERRED STOCK. The Company is authorized to issue 5,000,000 shares of $.001 par value preferred stock ("Preferred Stock"). The Preferred Stock may be issued from time to time in one or more series, and the Board of Directors, without action by the holders of the Common Stock, may fix or alter the voting rights, redemption provisions, (including sinking fund provisions), dividend rights, dividend rates, liquidation preferences, conversion rights and any other rights preferences, privileges and restrictions of any wholly unissued series of Preferred Stock. The Board of Directors, without stockholder approval, can issue shares of Preferred Stock with rights that could adversely affect the rights of the holders of Common Stock. No shares of Preferred Stock presently are outstanding, and the Company has no present plans to issue any such shares. The issuance of shares of Preferred Stock could adversely affect the voting power of holders of Common Stock and could have the effect of delaying, deferring or preventing a change in control of the Company or other corporate action.

         6. COMPETITION. Numerous large, well-financed firms with large cash reserves are engaged in the acquisition of companies and businesses. The Company expects competition to be intense for available target businesses.

         7. LACK OF FACILITIES. The Company's office is located within a suite of offices owned by the property management firm employing the Company's Chief Executive Officer. The use of the facilities is provided to the Company at no charge and the Company does not intend to rent other office space until an acquisition target business is identified and acquired. The lack of any separate facilities for the Company's operations may work to the Company's future detriment. See, "Property."

         8. POTENTIAL SALES PURSUANT TO RULE 144. All 2,000,000 shares of Common Stock currently outstanding are "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act of 1933, as amended. In addition, all 2,000,000 shares of Common Stock are eligible for resale under Rule 144. In general, under Rule 144 a person (or persons whose shares are aggregated) who has satisfied a one-year holding period may, under certain circumstances, sell within any three month period, a number of shares which does not exceed the greater of 1% of the then outstanding shares of Common Stock, or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who is not an affiliate of the Company and who has satisfied a two-year holding period.

         The Company is unable to predict the effect that sales of the Company's securities under Rule 144 or otherwise, may have on the then prevailing market price of the Common Stock (should a market then exist); it can be expected, however, that the sale of any substantial number of shares of Common Stock would have a depressive effect on the market price of the Common Stock.

         9. MARKET FOR THE COMMON STOCK OF THE COMPANY. The Company's securities do not currently, and have not in the past, traded on any active or liquid public market. Thus, there is currently no market for the Company's securities and there can be no assurance that a trading market will develop or, if one develops, that it will continue. Even if a trading market should develop, the market may be substantially limited or unsustained. There are currently no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of the Company's securities.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

FORWARD LOOKING STATEMENTS

         This Registration Statement contains forward-looking statements that are based on the Company's beliefs as well as assumptions made by and information currently available to the Company. When used in this Registration Statement, the words "believe," "endeavor," "expect," "anticipate," "estimate," "intends," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions which described in Part I, Item 1, Description of Business - Risk Factors," above. Should one or more of those risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, or projected. The Company cautions potential investors not to place undue reliance on any such forward-looking statements all of which speak only as of the date made.

Management believes that the Company has minimal cash requirements during the next 12 months. The Company does not anticipate any significant changes in the number of its employees, does not plan to engage in research and development and does not plan to purchase or sell plant or equipment.

The Company is a "blank check" or "shell" company and as such expects to concentrate primarily on the identification and evaluation of prospective merger or acquisition "target" entities including private corporations, partnerships or sole proprietorships. Management believes that target companies will be limited to privately financed companies and expects to be precluded from other public companies.

Management intends to identify prospects through present associations such as its officers and directors, attorneys, and similar persons. The Company does not anticipate engaging the services of professional firms that specialize in business acquisitions and reorganizations. Nor does Management intend to hire independent consultants or advisors for merger related services. In the event that professional firms specializing in business acquisitions and reorganizations, consultants, or advisors are engaged, they may be paid, in addition to customary fees, a finder's fee for introductions resulting in a business combination or merger. The finder's fee may be up to ten percent (10%) of the value of the transaction, and may be payable in equity securities of the Company. It is not anticipated that finder's fees or other acquisition related compensation will be paid to Management or their affiliates. If incurred, there is currently a minimal amount of funds available to pay consulting or other service fees, and the proceeds of future financings or funds from the target company would be utilized.

Management expects to conduct a preliminary evaluation of target companies. Such preliminary evaluations are not expected to be an in-depth evaluation of the target company's operations. Nevertheless, this evaluation should provide a sufficient overview to eliminate many prospects from further consideration. Shareholders will not likely be consulted or provided any disclosure documentation in connection with any acquisition engaged in by the Company, unless required by state corporate law or the Federal securities laws.

The specific method or form by which a Business Combination may be structured cannot be determined at this time. It could involve a merger or consolidation; merger or consolidation of the acquired business into a subsidiary of the Company; an exchange of shares of stock, with or without payment in cash; or an acquisition of assets. Although Management does not anticipate a sale of their Company shares in connection with an acquisition, in the event Management does enter into an agreement to do so, the remaining shareholders of the Company may not be afforded an equal opportunity to do so. As Management intends to offer a controlling interest in the Company, it is probable that a change of control will occur as a result of an acquisition engaged in by the Company.

It is not presently anticipated that the Company will acquire or merge with a business or company in which the Company's promoters, management or their affiliates or associates directly or indirectly have an ownership interest, however there is no agreement, policy, or understanding to prevent such a transaction. In the event of such a non-arm's length transaction, Management would seek an independent appraisal of the transaction. Notwithstanding the foregoing, there is the potential that a conflict of interest will arise between the Company and its management in which case Management's fiduciary duties may be compromised. Any remedy available under state corporate law would, in such an event, most likely be prohibitively expensive and time consuming. There are no arrangements, agreements, or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs, and there are no agreements concerning the election of members of the Board of Directors.

A merger will likely be made through the exchange of the Company's stock which has been authorized but unissued (and perhaps the balance of the Company's assets) for stock of the target company. The Company has not established a specific minimum level of earnings or assets which a target company must satisfy. Moreover, Management may identify a target company which is generating losses or which has negative equity, which may have a material adverse effect on the price of the Company's common shares.

Negotiations with target company management can be expected to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company. The Company's shareholders will, in all likelihood, hold no more than a relatively small percentage of the common shares of the Company following any merger or acquisition. This percentage may be subject to even further reduction in the event the Company acquires a target company with substantial assets.
Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then shareholders.

The exact terms and format of any acquisition will be determined by the Company's Management and, unless required by law, the Company's shareholders will not have the opportunity to vote on the acquisition. The Company may be required to file or maintain a registration statement to register any securities to be issued in connection with any acquisition.

There are no plans, proposals, arrangements or understandings with respect to the sale of additional securities to affiliates or others following the registered distribution but prior to the location of a business opportunity.

If the Company does not consummate a transaction after expenditure of time and funds in investigation and analysis of a business opportunity, the losses incurred may adversely affect the Company's ability to carry out its business objectives. It is also possible that the Company may expend all of its resources without ever successfully acquiring any business opportunity.

The Company is not currently a party to any loan agreements or understandings. It is not presently anticipated that the Company will become a party to any loan agreement or understanding as a result of a Business Combination. Following the consummation of a Business Combination, the Company may, in Management's discretion, enter into loan agreements or understandings in the course of funding its growth and/or operations.
Some target companies may not need additional capital but may desire to merge with the Company for purpose of establishing a public trading market for its shares. In such event, Management of the target company may desire to avoid the delays, expenses, and other perceived adverse consequences of undertaking a public offering. Such a merger, in all likelihood, would involve the exchange of the Company's stock, including the authorized but unissued stock with the outstanding shares of the target company.

As the Company does not have any material assets nor any computer systems, it has not done an evaluation of its Year 2000 compliance. Management does not anticipate that there will be any consequences, material or immaterial, negative or positive, to the Company as a result of the Year 2000 computer problem. As a result of a Business Combination or merger, however, the Company may inherit computer systems that are not Year 2000 compliant, or enter into contracts or business dealings with suppliers, contractors, or others that are not Year 2000 compliant. Management cannot anticipate the impact of such future occurrences. Failure to satisfactorily address the Year 2000 issue could have a material adverse effect on the Company.

Management has voluntarily elected to file this Form 10-SB with the Securities and Exchange Commission pursuant to the recent requirement of the National Association of Securities Dealers (NASD) that companies seeking to have their securities quoted on the Over-The-Counter Bulletin Board must first be subject to the reporting requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As such, subsequent to the effectiveness hereof, the Company will be filing periodic reports as required under the Exchange Act. Management anticipates that the Company will continue to voluntarily file periodic reports in the event that its obligation to file such reports is suspended under the Exchange Act.
Any potential target company must have financial statements which can be audited and prepared as required by Rule 310 of Regulation S-B and/or Regulation S-X.

ITEM 3.  DESCRIPTION OF PROPERTY

         Through an oral agreement with Gregory Went, Chief Executive
Officer of the Company, the Company's operations are located at 1426 Laurier
Ave.,
Vancouver, British Columbia V6H 1Z1. There is no rental charge to the Company for office space, equipment rental or phone usage. The Company does not anticipate acquiring separate office facilities until such time as a business has been acquired by the Company.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth certain information regarding the beneficial ownership of the shares of Common Stock as of January 31, 2000
(i) each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of Common Stock, (ii) each of the Company's directors and executive officers and (iii) all directors and executive officers as a group.

Title                                                                         Percent of
of Class           Name and Address of Beneficial Owner     Common Stock      Outstanding
------------       ------------------------------------     ------------      -----------
Common Stock       Gregory A. Went                          500,000             25%
                   1426 Laurier Street
                   Vancouver, British Columbia
                   V6H 1Z1

Common Stock       Joe Wong                                 500,000             25%
                   4643 West 9th Ave.
                   Vancouver, British Columbia
                   V6R 2E3

Common Stock       Bo Yuen Kwan                             500,000             25%
                   3176 Trimble St.
                   Vancouver, British Columbia
                   V6R 2E3

All Directors and Officers as a Group (1 Person)            500,000             25%


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         Set forth below are the directors and officers of the Company.


NAME                       AGE         POSITION


Gregory Went               34          President, Secretary
                                        and Director


     MR. GREGORY A. WENT is currently the Company's President, Director and Secretary. Mr. Went is a businessman specializing in the acquisition and restoration of large scale single and multi family housing units. Mr. Went has been employed by Went Property Management in Vancouver, British Columbia since 1990 and currently serves as Senior Property Manager. Between 1987 to 1990 Mr. Went was a leading mortgage broker for Canada Trust Realty.


     Each director holds office until his successor is elected and qualified or until his earlier resignation in the manner provided in the Bylaws of the Company.

ITEM 6.  EXECUTIVE COMPENSATION

The Company has not paid its executive officers any remuneration since inception to date nor does it intend to until such time as the Company acquires an operating business. The Company provides no compensation to its directors and does not intend to until such time, if ever, as the Company acquires an operating business.

Since the officers and directors are also the current shareholders they may be expected to receive financial gain if a target company makes arrangements to acquire a sufficient amount of stock to obtain control of the Company. Since Management cannot now predict the form or structure of any possible Business Combination, investors should be aware that additional compensation with Management could be negotiated in connection with a Business Combination. These arrangements could include consulting agreements, membership on Boards or committees, or other arrangements. Consequently, there can be no present prediction of all compensation that might ultimately be paid to Management.

         CASH COMPENSATION OF EXECUTIVE OFFICERS. The following table sets forth the cash compensation paid by the Company to its Chief Executive Officer and to all other executive officers for services rendered during the fiscal years ended December 31, 1999 and 1998.


                                 SUMMARY COMPENSATION TABLE

                              Annual Compensation                        Long Term Compensation
                                                                    Awards                 Payouts
                                                            Restricted   Securities
                                            Other Annual    Stock        Underlying   LTIP      All Other
Name and Principal         Salary   Bonus   Compensation    Awards       Options      Payouts   Compensation
Position             Year    ($)    ($)         ($)          ($)         SARs(#)       ($)          ($)
------------------   ----  ------   -----   ------------    ------       ---------    ------    ------------

Gregory A. Went      1999    -0-    -0-         -0-          -0-          -0-          -0-          -0-
President,
and Secretary

                     1998    -0-    -0-         -0-          -0-          -0-          -0-          -0-

                              OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                    (Individual Grants)

                        Number of Securities      Percent of Total
                        Underlying                Options/SAR's
                        Options/SAR's             Granted to Employees  Exercise of Base Price
Name                    Granted (#)               In Fiscal Year        ($/Sh)                   Expiration Date
----                    --------------            -------------------   ----------------------  -----------------

Gregory A. Went         -0-                       -0-                    N/A                      N/A


         COMPENSATION OF DIRECTORS. The Company provides no compensation to its directors and does not intend to until such time, if ever, as the Company acquires an operating business.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         The Company will not enter into any transactions with any officer, director or controlling shareholder of the Company until such time, if ever, as the Company acquires an operating business. At such time, it is expected that the Company will experience a change in control, including a complete change in the Board of Directors and management of the Company.

BLANK CHECK ACTIVITIES

Management has not been involved in any other blank check company.


ITEM 8 - DESCRIPTION OF SECURITIES

The Company's securities do not currently, and have not in the past, traded on any active or liquid public market. Thus, there is currently no market for the Company's securities and there can be no assurance that a trading market will develop or, if one develops, that it will continue. Even if a trading market should develop, the market may be substantially limited or unsustained. There are currently no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of the Company's securities. To the best knowledge of the Company, there are no lock-up agreements or understandings between the Company and its shareholders or among the shareholders which has the effect of restricting the transferability of any shareholders stock holdings.

COMMON STOCK

The Company's Articles of Incorporation, as amended, authorizes the issuance of 50,000,000 shares of common stock, $0.001 par value per share. In December 1999, the Board of Directors of the Company approved a 2000 for 1 forward split of the Company's common stock. All references made to the shares of common stock, unless otherwise noted, have been adjusted to reflect the above mentioned forward split. The holders of each share of common stock (i) have equal rights to dividends from funds legally available therefore, when, as and if declared by the Company's Board of Directors, (ii) are entitled to share in all assets of the Company available for distribution, (iii) do not have pre-emptive, subscription or conversion rights and (iv) are entitled to one non-cumulative vote at all shareholder meetings.

All shares of common stock now outstanding are fully paid for and non-assessable.

Stockholders have no cumulative voting rights, which means that Stockholders owning more than 50% of the outstanding stock can vote to elect all directors. Accordingly, the remaining Stockholders would not be able to elect any of the Company's directors.

Management has voluntarily elected to file this Form 10-SB with the Securities and Exchange Commission pursuant to the recent requirement of the National Association of Securities Dealers (NASD) that companies seeking to have their securities quoted on the Over-The-Counter Bulletin Board must first be subject to the reporting requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As such, subsequent to the effectiveness hereof, the Company will be filing periodic reports as required under the Exchange Act. Management anticipates that the Company will continue to voluntarily file periodic reports in the event that its obligation to file such reports is suspended under the Exchange Act.

PREFERRED STOCK

The Company is authorized to issue up to 5,000,000 shares of Preferred Stock, par value $0.001. The Preferred Stock of the Company can be issued in one or more series as may be determined from time to time by the Board of Directors without further stockholder approval. In establishing a series the Board of Directors shall give to it a distinctive designation so as to distinguish it from the shares of all other series and classes, shall fix the number of shares in such series, and the preferences, rights and restrictions thereof. All shares of any one series shall be alike in every particular. No shares of Preferred Stock have been issued.

NON-CUMULATIVE VOTING

The Articles of Incorporation and Bylaws of the Company specify that shareholders will not have the right to accumulate their shares for the purpose of electing directors of the Company. Consequently, all directors of the Company will be elected by the present majority shareholders.

COMMON STOCK DIVIDENDS

The Company does not presently anticipate that it will pay dividends on its Common Stock at any time in the foreseeable future. The payment of dividends will depend, among other things, upon the earnings, assets, general financial condition, and other factors. In the event that the Company successfully completes a merger or acquisition as contemplated hereunder, the Management of the acquired company will, in all likelihood, have sole and exclusive authority to determine whether Common Stock dividends will be paid thereafter.

The Company intends to furnish holders of its common stock annual reports containing audited financial statements and to make public quarterly reports containing unaudited financial information.

                                 PART II

ITEM 1 MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

The Company's securities do not currently, and have not in the past, traded on any active or liquid public market. Thus, there is currently no market for the Company's securities and there can be no assurance that a trading market will develop or, if one develops, that it will continue. Even if a trading market should develop, the market may be substantially limited or unsustained. There are currently no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of the Company's securities.

Management has voluntarily elected to file this Form 10-SB with the Securities and Exchange Commission pursuant to the recent requirement of the National Association of Securities Dealers (NASD) that companies seeking to have their securities quoted on the Over-The-Counter Bulletin Board must first be subject to the reporting requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As such, subsequent to the effectiveness hereof, the Company will be filing periodic reports as required under the Exchange Act. Management anticipates that the Company will continue to voluntarily file periodic reports in the event that its obligation to file such reports is suspended under the Exchange Act.

A number of states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Some states prohibit the initial offer and sale as well as any subsequent resale of securities of shell companies to residents of their states. In such an event, the shareholders of the Company, as well as the shareholders of any target company, may be limited in their ability to resell shares of the Company. To the best knowledge of the Company, the following states may have such limitations (this list is not exhaustive and a significant number of other states may also have such limitations):
Connecticut, Georgia, Oregon, Washington, and Florida.

To the best knowledge of the Company, there are no lock-up agreements or understandings between the Company and its shareholders or among the shareholders which has the effect of restricting the transferability of any shareholders stock holdings.

STOCKHOLDERS

As of January 31, 2000, the Company had 2,000,000 shares of Common Stock Outstanding, held by 8 shareholders of record.

DIVIDENDS

The Company has not paid cash dividends on its Common Stock in the past and does not anticipate doing so in the foreseeable future.


ITEM 2.  LEGAL PROCEEDINGS.

         There are no pending legal proceedings to which the Company is a party or to which the property interests of the Company are subject.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         Not applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

On December 12, 1996, the Company issued 1,000 shares (split adjusted to 2,000,000 as previously described), for $100. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Section 4(2) under the Securities Act of 1933. The Company has conducted no other issuances of securities.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Corporation Laws of the State of Nevada and the Company's Bylaws provide for indemnification of the Company's Directors for liabilities and expenses that they may incur in such capacities. In general, Directors and Officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Furthermore, the personal liability of the Directors is limited as provided in the Company's Articles of Incorporation.

The Company does not currently maintain a policy of Directors and Officers Liability Insurance.



                                   PART F/S

FINANCIAL STATEMENTS

The Financial Statements required by this Item are included at the end of this report beginning on Page F-1.

                                   PART III

ITEM 1 - INDEX TO EXHIBITS


EXHIBIT NO.  DESCRIPTION

    3.1      Articles of Incorporation of the Company.

    3.2      Amended Articles of Incorporation.

    3.3      Bylaws of the Company.

    27.1     Financial Data Schedule



ITEM 2 - DESCRIPTION OF EXHIBITS

Not applicable

                                  SIGNATURES


    In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     Boss Media, Inc.



Dated: February 10, 2000             /s/    Gregory A. Went

                                     By:    Gregory A. Went
                                     Its:     President

                                BOSS MEDIA, INC.
                          (A DEVELOPMENT STAGE COMPANY)


                              FINANCIAL STATEMENTS
                                 JANUARY 7, 2000
                                DECEMBER 31, 1999
                                DECEMBER 31, 1998

                     TABLE OF CONTENTS
                     -----------------
                                                     PAGE
                                                     ----


INDEPENDENT  AUDITORS'  REPORT                         1

ASSETS                                                 2

LIABILITIES  AND  STOCKHOLDERS'  EQUITY                3

STATEMENT  OF  OPERATIONS                              4

STATEMENT  OF  STOCKHOLDERS  EQUITY                    5

STATEMENT  OF  CASH  FLOWS                             6

NOTES  TO  FINANCIAL  STATEMENTS                       7-10

                             BARRY L. FRIEDMAN, P.C.
                           Certified Public Accountant

1582  TULITA  DRIVE                                OFFICE  (702)  361-8414
LAS  VEGAS,  NEVADA  89123                          FAX  NO.  (702)  896-0278

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

Board  of  Directors                             January  10,  2000
Boss  Media,  Inc.
Vancouver,  British  Columbia

      I have audited the accompanying Balance Sheets of Boss Media, Inc., (A Development Stage Company), as of January 7, 2000, December 31, 1999, and December 31, 1998, and the related statements of operations, stockholders' equity and cash flows for period January 1, 2000, to January 7, 2000, and the two years ended December 31, 1999 and December 31, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express n opinion on these financial statements based on my audit.

      I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

      In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boss Media, Inc., (A Development Stage Company), as of January 7, 2000, December 31, 1999 and December 31, 1998, and the results of its operations and cash flows for the period January 1, 2000 to January 7, 2000, and the two years ended December 31, 1999 and December 31, 1998, in conformity with generally accepted accounting principles.

      The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #3 to the financial statements, the Company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note #3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/S/ Barry L. Friedman
____________________
Barry  L.  Friedman
Certified Public Accountant

                                BOSS MEDIA, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                                  BALANCE SHEET
                                  -------------

                                     ASSETS
                                     ------

                                               January  December  December
                                              07, 2000  31, 1999  31, 1998
                                              --------  --------  --------

CURRENT ASSETS                               $      0  $      0  $      0
                                              --------  --------  --------
  TOTAL CURRENT ASSETS                       $      0  $      0  $      0
                                              --------  --------  --------
OTHER ASSETS                                 $      0  $      0  $      0
                                              --------  --------  --------
  TOTAL OTHER ASSETS                         $      0  $      0  $      0
                                              --------  --------  --------
  TOTAL ASSETS                               $      0  $      0  $      0
                                              ========  ========  ========






The accompanying notes are an integral part of these financial statements.

                                BOSS MEDIA, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                                  BALANCE SHEET
                                  -------------


                       LIABILTIES AND STOCKHOLDERS' EQUITY
                       -----------------------------------

                                       January  December December
                                       07, 2000 31, 1999 31, 1998
                                       -------- -------- --------

CURRENT LIABILITIES
   Officers Advances (Note #6)         $    450 $    450 $      0
                                       -------- -------- --------

TOTAL CURRENT LIABILITIES              $    450 $    450 $      0
                                       -------- -------- --------

STOCKHOLDERS' EQUITY (Note#1)

Preferred stock, par value,
$.001, Authorized 5,000,000 shs
issued and outstanding at
January 7, 2000 - None                 $      0

Common Stock, no par value
Authorized 1,000 shares
Issued and outstanding at
December 31, 1998-1,000 shares                           $    100
December 31, 1999-1,000 shares                  $    100

Common stock, par value, $.001
Authorized 50,000,000 shares
Issued and outstanding at
January 7, 2000-2,000,000 shs             2,000

Additional paid in capital               -1,900        0        0

Deficit accumulated during
The development stage                      -550     -550     -100
                                       -------- -------- --------

TOTAL STOCKHOLDERS' EQUITY             $   -450 $   -450 $   -100
                                       -------- -------- --------

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                   $      0 $      0 $      0
                                       ======== ======== ========


The accompanying notes are an integral part of these financial statements.

                                BOSS MEDIA, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                             STATEMENT OF OPERATIONS
                             -----------------------

                          Jan. 01,    Year      Year     June 7, 1994
                          2000, to   Ended     Ended     (inception)
                          Jan. 07,  Dec. 31,  Dec. 31,    to Jan. 07,
                            2000      1999      1998        2000
                          --------  --------  --------  ------------
INCOME
  Revenue                 $      0  $      0  $      0  $          0
                          --------  --------  --------  ------------

EXPENSES
  General, Selling
  And Administrative      $      0  $    450  $      0  $        550
                          --------  --------  --------  ------------

         Total Expenses   $      0  $    450  $      0  $        550
                          --------  --------  --------  ------------

Net Profit/Loss (-)       $      0  $   -450  $      0  $       -550
                          ========  ========  ========  ============

Net Profit/Loss (-)
Per weighted
Share (Note#1)            $    NIL  $ -.0002  $    NIL  $     -.0003
                          ========  ========  ========  ============

Weighted average
Number of common
Shares outstanding       2,000,000 2,000,000 2,000,000     2,000,000
                          ========  ========  ========  ============


The accompanying notes are an integral part of these financial statements.

                                BOSS MEDIA, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                  --------------------------------------------

                                            Additional    Accumu-
                           Common  Stock     paid-in      lated
                           Shares  Amount    capital      Deficit
                          --------  ------- ----------    --------
Balance,
December 31, 1997            1,000   $  100 $        0    $   -100

Net loss year ended
December 31,1998                                                 0
                          --------  ------- ----------    --------
Balance,
December 31, 1998            1,000   $  100 $        0    $   -100

Net loss year ended
December 31, 1999                                             -450
                          --------  ------- ----------    --------
Balance,
December 31, 199            1,000   $  100  $        0    $   -550

January 5,2000
Changed par value
From no par
To $.001                               -99         +99

January 5, 2000
Forward stock split
2,000:1                 1,999,000   +1,999      -1,999

Net loss,
January 1, 2000 to
January 7, 2000                                                  0
                          --------  ------- ----------    --------


Balance,
January 7, 2000         2,000,000  $ 2,000   $  -1,900     $  -550
                        =========  =======   =========     =======


The accompanying notes are an integral part of these financial statements.

                                BOSS MEDIA, INC.
                          (A DEVELOPMENT STAGE COMPANY)


                             STATEMENT OF CASH FLOWS
                             -----------------------
                           Jan. 01,   Year    Year   June 7, 1994
                           2000 to   Ended   Ended   (inception)
                           Jan.07,  Dec.31, Dec. 31, to Jan. 07,
                            2000      1999    1998      2000
                         ---------  ------  -------  ------------

Cash flows from
Operating activities
 Net Loss                $       0  $ -450  $     0  $       -550
 Adjustment to
 Reconcile net loss
 To net cash
 Provided by operating
 Activities                      0       0        0             0

Changes in assets and
liabilities
  Officers Advances              0    +450        0          +450
                         ---------  ------  -------  ------------
Net cash used in
Operating activities     $       0  $    0  $     0  $       -100

Cash flows from
Investing activities             0       0        0             0

Cash flows from
Financing activities
  Issuance of common
  Stock for cash                 0       0        0          +100
                         ---------  ------  -------  ------------

Net increase (decrease)
In cash                  $       0  $    0  $     0   $         0

Cash
Beginning of period              0       0        0             0
                         ---------  ------  -------  ------------

Cash
End of period            $       0  $    0  $     0   $         0
                         =========  ======  =======  ============



The accompanying notes are an integral part of these financial statements.

                                BOSS MEDIA, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
            January 7, 2000, December 31, 1999, and December 31, 1998


Note  1  -  HISTORY  AND  ORGANIZATION  OF  THE  COMPANY

      The Company was organized June 7, 1994, under the laws of the State of Nevada, as Boss Media, Inc. the company currently has no operations and, in accordance with SFAS #7, is considered a development stage company.

      On December 12, 1996, the company issued 1,000 shares of no par value common stock for $100. in cash.

      On January 5, 2000, the State of Nevada approved the Company's restated Articles of Incorporation, which increased its capitalization from 1,000 common shares to 50,000,000 common shares. The par value was changed from no par value to $0.001. The company also added 5,000,000 shares of preferred stock with a par value of $0.001

      On January 5, 2000, the company forward split its common stock 2000:1 thus increasing the number of outstanding shares from 1,000 to 2,000,000 shares.

NOTE  2  -  ACCOUNTING  POLICIES  AND  PROCEDURES

      Accounting policies and procedures have not been determined except as follows:

1.     The  company  uses  the  accrual  method  of  accounting.
2. The earning per share is computed using the weighted average number of common shares outstanding.
3. The company has not yet adopted any policy regarding payments of dividends. No dividends have been paid since inception.

NOTE  3  -  GOING  CONCERN

      The company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the company has no current source of revenue. Without realization of additional capital, it would be unlikely for the company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing operating company.

NOTE  4  -  WARRANTS  AND  OPTIONS

      There are no warrants or options outstanding to acquire any additional shares of common or preferred stock.

                                BOSS MEDIA, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                     NOTES TO FINANCIAL STATEMENTS CONTINUED
                     ---------------------------------------
            January 7, 2000, December 31, 1999 and December 31, 1998


Note  5  -  RELATED  PARTY  TRANSACTION

       The company neither owns or leases any real or personal property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the company and their other business interests. The company has not formulated a policy for the resolution of such conflicts.

NOTE  6  -  OFFICERS  AND  DIRECTORS

       While the company is seeking additional capital through a merger with an existing operating company, an officer of the company has advanced funds on behalf of the company to pay for any costs incurred by it. These funds are interest free.